SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 2,306,119 Net interest income 1,636,125 Loans and accounts receivables from customers and banks, net 39,673,509 Net fee and commission income 497,321 Loans and accounts receivables from customers at fair value, net 70,116 Result from financial operations 227,589 Financial instruments 8,034,982 Total operating income 2,361,035 Financial derivative contracts 12,557,901 Provision for loan losses (478,841) Other asset ítems 4,644,422 Support expenses (830,059) Total assets 67,287,049 Other results (93,811) Income before tax 958,324 Principal liabilities MCh$ Income tax expense (184,135) Deposits and other demand liabilities 13,136,895 Net income for the period 774,189 Time deposits and other time liabilities 16,757,156 Issued debt and regulatory capital instruments 10,837,521 Attributable to: Financial derivative contracts 12,682,447 Equity holders of the Bank 761,479 Other liabilities ítems 9,509,383 Non-controlling interest 12,710 Total equity 4,363,647 Total liabilities and Equity 67,287,049 Equity attributable to: Equity holders of the Bank 4,255,244 Non-controlling interest 108,403 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of November 30, 2024 The principal balances and results accumulated for the period ending November 2024 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ROMAN BLANCO R. Chief Accounting Officer Chief Executive Officer

Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Noviembre de 2024

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Noviembre de 2024 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.306.119
Créditos y cuentas por cobrar a clientes y bancos	39.673.509
Créditos y cuentas por cobrar a clientes a valor razonable	70.116
Instrumentos financieros	8.034.982
Contratos de derivados financieros	12.557.901
Otros rubros del activo	4.644.422
Total Activos	**67.287.049**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.136.895
Depósitos y otras captaciones a plazo	16.757.156
Instrumentos de deuda y capital regulatorio emitidos	10.837.521
Contratos de derivados financieros	12.682.447
Otros rubros del pasivo	9.509.383
Total patrimonio	4.363.647
Total Pasivos y Patrimonio	**67.287.049**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.255.244
Interés no controlador	108.403

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.636.125
Ingresos netos de comisiones	497.321
Resultado de operaciones financieras	227.589
Total ingresos operacionales	**2.361.035**
Gasto de pérdidas crediticias	(478.841)
Gastos de apoyo	(830.059)
Otros resultados	(93.811)
Resultado antes de impuesto	**958.324**
Impuesto a la renta	(184.135)
Utilidad consolidada del periodo	**774.189**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	761.479
Interés no controlador	12.710

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ROMAN BLANCO R.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence. ¿Qué podemos hacer por ti hoy?